SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

22 June, 2012

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- _______

                                                                                                                                                                                                                                                                                                                                                                                      22 June 2012

OUTCOME OF MOODY'S RATING REVIEW REFLECTS SUBSTANTIAL PROGRESS IN DELIVERING STRATEGY

As part of a rating review across 114 European financial institutions announced on 15 February 2012, Moody's Investors Service (Moody's) last night published the outcome of its rating review of Lloyds TSB Bank plc.

The outcome of the review reflects the substantial progress we are making in delivering our strategy to reshape the business, strengthen our balance sheet, simplify our operations and invest behind our leading franchises.

Moody's have confirmed that Lloyds TSB Bank plc's short-term Prime-1 rating remains unchanged.  The longer-term senior debt and deposit ratings have been lowered by only one notch to A2 from A1, and the standalone credit assessment has also been lowered by only one notch to baa2 from baa1.  The outlook is stable on the standalone credit assessment, and negative on the A2 senior debt and deposit ratings reflecting Moody's medium-term view of lower systemic support for UK banks.

In their rating, Moody's have recognised the strength of our leading UK-based customer franchises and substantial progress we have made in delivering our strategic plan.  Moody's have particularly acknowledged our strong capital ratios and our track record of delivering on our restructuring targets, including the integration of HBOS, the reduction of non-core assets, and our progress on strengthening the bank's funding and liquidity profile.  Although the lowering of the senior debt and deposit ratings reflects the challenging operating environment in the UK and also in Europe and our use of wholesale funding, these new ratings are not expected to have a material effect on our funding costs and market capacity.

António Horta-Osório, Group Chief Executive, said: "I am pleased that Moody's have recognised the substantial momentum we have made in de-risking our balance sheet and delivering on our strategy.  I expect this momentum to be sustained as we continue to deliver on our promise of being the best bank for customers and shareholders."

- END -

For further information:

Investor Relations
Kate O'Neill                                                                                      +44 (0) 20 7356 3520
Managing Director, Investor Relations
Email: kate.o'neill@ltsb-finance.co.uk

Corporate Affairs
Matthew Young                                                                              +44 (0) 20 7356 2231
Group Corporate Affairs Director
Email: matt.young@lloydsbanking.com

FORWARD LOOKING STATEMENTS

This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds Banking Group, its current goals and expectations relating to its future financial condition and performance.  Statements that are not historical facts, including statements about the Group or the Group's management's beliefs and expectations, are forward looking statements.  By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future.  The Group's actual future business, strategy, plans and/or results may differ materially from those expressed or implied in these forward looking statements as a result of a variety of risks, uncertainties and other factors, including, without limitation, UK domestic and global economic and business conditions; the ability to derive cost savings and other benefits including, without limitation, as a result of the integration of HBOS and the Group's simplification programme; the ability to access sufficient funding to meet the Group's liquidity needs; changes to the Group's credit ratings; risks concerning borrower or counterparty credit quality; instability in the global financial markets including Eurozone instability; changing demographic and market related trends; changes in customer preferences; changes to regulation, accounting standards or taxation, including changes to regulatory capital or liquidity requirements; the policies and actions of governmental or regulatory authorities in the UK, the European Union, or jurisdictions outside the UK, including other European countries and the US; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury's investment in the Group; the ability to complete satisfactorily the disposal of certain assets as part of the Group's EU state aid obligations; the extent of any future impairment charges or write-downs caused by depressed asset valuations; exposure to regulatory scrutiny, legal proceedings or complaints, actions of competitors and other factors.  Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements.  The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                                   LLOYDS BANKING GROUP plc
                                                                                                                                                                   (Registrant)

                                                                                                                                                                    By: Kate O'Neill

                                                                                                                                                                    Name: Kate O'Neill

                                          Title: Managing Director
                                          Investor Relations

Date: 22 June, 2012